Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

August 7, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Melissa Raminpour
Re:	Dryships Inc.
Form 20-F for Fiscal Year Ended December 31, 2014
Filed March 10, 2015
Form 6-K filed on May 12, 2015
File No. 001-33922

Dear Ms. Raminpour:
Reference is made to the annual report for the period ended December 31, 2014 (the "Form 20-F") of Dryships Inc. (the "Company") filed with the U.S. Securities and Exchange Commission (the "Commission") on March 10, 2015 and a Form 6-K attaching a press release announcing the Company's financial and operating results for the first quarter of 2015 (the "Form 6-K") on May 12, 2015.
By letter dated June 3, 2015 (the "First Comment Letter"), the staff of the Commission (the "Staff") provided comments to the Company's Form 20-F and Form 6-K. On behalf of the Company, we submitted the Company's responses to the First Comment Letter on June 11, 2015.
By letter dated June 26, 2015 (the "Second Commend Letter"), the Staff provided additional comments to the Company's Form 20-F and Form 6-K. On behalf of the Company, we submitted the Company's responses to the Second Comment Letter on July 6, 2015.
By letter dated July 22, 2015 (the "Third Commend Letter"), the Staff provided further comments to the Company's Form 20-F and Form 6-K. This letter sets forth the response of the Company to the Third Comment Letter.
Form 20-F for the year ended December 31, 2014 and
Form 6-K filed on May 12, 2015
1.	Please provide the Tandy representations originally requested in our letter dated June 3, 2015, which must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response.
Attached as an exhibit to this response letter is a separate representation letter from the Company containing the Tandy representations.
2.	We note from your response to prior comment one that your 10-year historical average charter rate is most likely to encompass the charter rate cycles. In looking at the Baltic Dry Index performance between 1985 to present, it appears that the activity during the shipping boom between 2003 and 2008 represents an anomaly that has not repeated in any cyclical fashion. Please tell us why you did not adjust your 10-year historical average rate to exclude anomalous activity during the shipping boom. In this regard, please provide us with the factors you considered to assume that charter rates will repeat the cycle present in your graphs in Appendix I and how you consider the magnitude of volatility in your analysis. As part of your response, please tell us how the 10-year historical average charter rate compares with rates used in internal budgets. To the extent it differs, please provide us with detailed explanations supporting any material difference.
The Company acknowledges that dry bulk spot market charter rates, reflected in the Baltic Dry Bulk Index, were at historically high levels during the five year period from 2003 to 2008.  However, the Company respectfully disagrees with the Staff's conclusion that such rates represented an anomaly, but instead believes that such rates represent volatility that the market will see in the future as a result of changing supply and demand dynamics within the industry.  A prime example of rapidly changing supply and demand market forces is evidenced by the tanker market, which has been experiencing a revival in charter rates since January 2014 after a protracted period of low earnings from 2009 to 2013.

With respect to the dry bulk market, the significant excess capacity on the supply side together with the lower global demand for shipping tonnage as a result of the financial crisis, significantly contributed to the duration and severity of the following downturn.  The severe and prolonged downturn in charter rates and vessel valuations has in turn resulted in both a smaller orderbook for new vessels accompanied by significantly greater scrapping of vessels, in particular younger vessels, than in prior cycles. As a result, due to the time between newbuilding orders and deliveries of the vessel and the relatively fewer number of vessels mothballed as compared to scrapped, the Company believes that this tight supply side will eventually result in higher rates than achieved during the recovery phase of prior cycles.
Management reconsiders the applicable average charter rate on an annual basis and has determined that, for the reasons cited in the prior paragraph, the most recent ten-year averages, which include both the extreme volatility on both the up and down market, are accurate indicators for future periods and neither the historically high or low year should be excluded.  The Company notes that it has used the 10-year historical average since it first experienced vessel impairment during 2008, and that its use of the 10-year average is consistent with the majority of U.S. listed dry bulk shipping companies. The use of a one, three or five year average would have resulted in variations in the Company's vessel impairments over recent years, and the Company has fully disclosed these variations in its annual report on Form 20-F.  However, as the data included in the 20-F demonstrates, the Company's consistent application of a 10-year average which has been both adverse and favorable to the Company, and is not being used to the Company's advantage over a short (or longer) period.
Finally, the Company supplementally advices the Staff that it uses the same 10-year historical average spot charter rates that it uses for its impairment analysis in the preparation of its internal operating budgets and forecasts over similar periods.
As discussed during the telephone conversation on July 30 between Gary Wolfe of Seward & Kissel LLP and Ms. Simpson of the Staff's division of Corporate Finance, if the Staff has additional questions or comments, the Company would welcome the opportunity to discuss them further.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Edward Horton at (212) 574-1265.
Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

DryShips Inc.

Greek Office (under law 89/67):
109, Kifisslas Avenue & Sina Street, GR-151 24 Amaroussion, Greece
Phone: (216) 2006.600 e-mail: finance@dryships.com website: www .dryships.com

August 7, 2015

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Melissa Raminpour

Re:	Dryships Inc.
Form 20-F for Fiscal Year Ended December 31, 2014
Filed March 10, 2015
Form 6-K filed on May 12, 2015
File No. 001-33922

Ladies and Gentlemen:

Reference is made to the letter dated June 3, 2015 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in which the Staff provided comments to the Form 20-F of Dryships Inc. (the "Company") for the fiscal year ended December 31, 2014, filed with the Commission on March 10, 2015, and to the Company's Form 6-K, filed with the Commission on May 12, 2015.

The undersigned registrant hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours faithfully, DRYSHIPS INC.

By:	/s/Ziad Nakhleh
Name:	Ziad Nakhleh
Title:	Chief Financial Officer